Vanguard Car Rental Group Inc.
6929 North Lakewood Avenue, Suite 100
Tulsa, Oklahoma  74117
(918) 401-6000

April 10, 2007

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Sara D. Kalin

Re:	Vanguard Car Rental Group Inc. Request to Withdraw Registration Statement on Form S-1 (Registration No. 333-136257) Originally Filed August 2, 2006

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Vanguard Car Rental Group Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-reference registration statement on Form S-1 (the “Registration Statement”).

The Registration Statement was filed in connection with a proposed initial public offering of the Registrant’s common stock, par value $0.01 per share (the “Common Stock”).  The Registrant is withdrawing the Registration Statement and will not complete the proposed initial public offering because the owner of Registrant has entered into a definitive agreement to sell the business of the Registrant to Enterprise Rent-A-Car in a private transaction.

The Registration Statement was not declared effective and no securities were offered or sold under the Registration Statement.  All activity regarding the proposed initial public offering had been discontinued.

Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.

Please do not hesitate to contact me at (918) 401-4450 with any questions you may have.

Sincerely,

VANGUARD CAR RENTAL GROUP INC.

By:	/s/ Wesley C. Fredenburg
	Name:	Wesley C. Fredenburg
	Title:	Senior Vice President, General
Counsel and Secretary